Exhibit 99.2

XTL Biopharmaceuticals Ltd.

PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 22, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Noam Band, Chief Executive Officer, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in XTL Biopharmaceuticals Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the offices of the Company’s attorneys, Amit Pollack Matalon & Co.- Law Offices, at APM House, 18 Raoul Wallenberg St., Building D, Tel Aviv, Israel, on June 22, 2026 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of an Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Extraordinary Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

XTL BIOPHARMACEUTICALS LTD.

June 22, 2026, 4:00 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the acquisition of not less than 80% and up to 100% of the issued and outstanding share capital of Psyga Bio Ltd. (“Psyga”) as a result of which the Company shall become the controlling shareholder of Psyga, in exchange for the issuance by the Company, by way of a private placement, of the Psyga Consideration comprising of the Issued Shares and the Milestone Warrants, all as described in this proxy statement and on the terms and subject to the conditions set forth in the SPA.

☐	for	☐	against	☐	abstain

PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposal 1 at this Extraordinary General Meeting of the Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759-1999. For further information, please see the accompanying proxy statement

2.	To approve a private placement of up to US$1,500,000 from Mr. Alexander Rabinovitch (the “Interested Party”) and/or one or more other investors, to be funded conditional upon the consummation of the Transaction, as further described in the proxy statement.

☐	for	☐	against	☐	abstain

PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposal 2 at this Extraordinary General Meeting of the Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759-1999. For further information, please see the accompanying proxy statement.

3.	To approve, conditional upon the approval of Resolutions 1 and 2 above, an increase of the Company’s authorized share capital by 2,900,000,000 shares, such that following the increase, the authorized share capital will consist of a total of 5,800,000,000 ordinary shares, par value NIS 0.1 each, and to amend the Company’s Articles of Association accordingly.

☐	for	☐	against	☐	abstain

4.	To approve the appointment of BARZILY & CO. C.P.A (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

☐	for	☐	against	☐	abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

	Date: ________, 2026		Date_________, 2026
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.